Exhibit 3.1
Amendment to Restated Bylaws
THIS AMENDMENT to the Restated Bylaws of Amkor Technology, Inc. is dated as of November 5, 2013.

Article VIII, Section 8.1 is hereby added to the Restated Bylaws to read as follows:

ARTICLE VIII
EXCLUSIVE FORUM

8.1    Exclusive Forum

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum, to the fullest extent permitted by law, for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of a breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.